Filed Pursuant to Rule 433

Registration Statement No. 333-274272

HYATT HOTELS CORPORATION

5.250% SENIOR NOTES DUE 2029

5.500% SENIOR NOTES DUE 2034

PRICING TERM SHEET

DATED JUNE 3, 2024

This term sheet to the preliminary prospectus supplement dated June 3, 2024 should be read together with the preliminary prospectus supplement before making a decision in connection with an investment in the Notes (as defined herein). The information in this term sheet supersedes the information contained in the preliminary prospectus supplement to the extent that it is inconsistent therewith. Terms used but not defined herein have the meaning ascribed to them in the preliminary prospectus supplement.

Issuer:	Hyatt Hotels Corporation

Format:	SEC Registered

Trade Date:	June 3, 2024

Settlement Date:	June 17, 2024 (T+10)

Security Ratings:	Baa3 (stable) by Moody’s / BBB- (stable) by S&P Global / BBB- (stable) by Fitch*

Securities Offered:	5.250% Senior Notes due 2029 (the “2029 Notes”) 5.500% Senior Notes due 2034 (the “2034 Notes”)

Principal Amount:	2029 Notes: $450,000,000 2034 Notes: $350,000,000

Maturity Date:	2029 Notes: June 30, 2029 2034 Notes: June 30, 2034

Interest Rate:	2029 Notes: 5.250% per year 2034 Notes: 5.500% per year

Benchmark Treasury:	2029 Notes: 4.500% due May 31, 2029 2034 Notes: 4.375% due May 15, 2034

Benchmark Treasury Price / Yield:	2029 Notes: 100 – 12 / 4.415% 2034 Notes: 99 – 25+ / 4.400%

*

The securities ratings above are not a recommendation to buy, sell or hold the securities offered hereby and may be subject to revision or withdrawal at any time by Moody’s, S&P Global and Fitch. Each of the security ratings above should be evaluated independently of any other security rating.

Spread to Benchmark:	2029 Notes: T + 95 basis points 2034 Notes: T + 125 basis points

Yield to Maturity:	2029 Notes: 5.365% 2034 Notes: 5.650%

Interest Payment Dates:	2029 Notes: June 30 and December 30, commencing December 30, 2024 2034 Notes: June 30 and December 30, commencing December 30, 2024

Price to Public:	2029 Notes: 99.496% of the principal amount, plus accrued interest, if any 2034 Notes: 98.860% of the principal amount, plus accrued interest, if any

Underwriting Discounts and Commissions:	2029 Notes: 0.60% 2034 Notes: 0.65%

CUSIP/ISIN:	2029 Notes: 448579AR3 / US448579AR35 2034 Notes: 448579AS1 / US448579AS18

Optional Redemption:

2029 Notes: Prior to May 30, 2029 (the date that is 1 month prior to their maturity date) (the “2029 Notes Par Call Date”), we may redeem the 2029 Notes at our option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of: (1) (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the 2029 Notes matured on the 2029 Notes Par Call Date) on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 15 basis points less (b) interest accrued to the date of redemption, and (2) 100% of the principal amount of the 2029 Notes to be redeemed, plus, in either case, accrued and unpaid interest thereon to the redemption date.

On or after the 2029 Notes Par Call Date, we may redeem the 2029 Notes, in whole or in part, at any time and from time to time, at our option, at a redemption price equal to 100% of the principal amount of the Notes being redeemed plus accrued and unpaid interest thereon to the redemption date.

2034 Notes: Prior to March 30, 2034 (the date that is 3 months prior to their maturity date) (the “2034 Notes Par Call Date”), we may redeem the 2034 Notes at our option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of: (1) (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the

2034 Notes matured on the 2034 Notes Par Call Date) on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 20 basis points less (b) interest accrued to the date of redemption, and (2) 100% of the principal amount of the 2034 Notes to be redeemed, plus, in either case, accrued and unpaid interest thereon to the redemption date.

On or after the 2034 Notes Par Call Date, we may redeem the 2034 Notes, in whole or in part, at any time and from time to time, at our option, at a redemption price equal to 100% of the principal amount of the Notes being redeemed plus accrued and unpaid interest thereon to the redemption date.

Joint Book-Running Managers:

BofA Securities, Inc.

Deutsche Bank Securities Inc.

J.P. Morgan Securities LLC

Scotia Capital (USA) Inc.

Goldman Sachs & Co. LLC

PNC Capital Markets LLC

Truist Securities, Inc.

Wells Fargo Securities, LLC

Senior Co-Managers:	Comerica Securities, Inc. Credit Agricole Securities (USA) Inc. Fifth Third Securities, Inc. SMBC Nikko Securities America, Inc. U.S. Bancorp Investments, Inc.

Co-Managers:	Academy Securities, Inc. Cabrera Capital Markets LLC Independence Point Securities LLC Loop Capital Markets LLC R. Seelaus & Co., LLC

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Where similar language or information to that set forth above appears in other sections of the preliminary prospectus supplement dated June 3, 2024, that language or information is deemed modified accordingly as set forth above.

We expect that delivery of the Notes will be made to investors on or about the Settlement Date indicated above, which will be the 10th business day following the Trade Date indicated above (such settlement being referred to as “T+10”). Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on any day prior to the first business day before the delivery of the Notes hereunder will be required, by virtue of the fact that the Notes initially will settle in T+10, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement. Such purchasers should consult their own advisors in this regard.

*  *  *

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the other documents the issuer has filed with the SEC for more complete information about the issuer and the offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting: BofA Securities, Inc. at +1-800-294-1322, Deutsche Bank Securities Inc. at +1 800-503-4611, J.P. Morgan Securities LLC collect at +1-212-834-4533 or Scotia Capital (USA) Inc. collect at +1-800-372-3930.